Exhibit 99.1

ONKAI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

1

INDEPENDENT AUDITOR’S REPORT

To the Stockholders of Onkai Inc.

Opinion

We have audited the consolidated financial statements of Onkai Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Brightman Algamor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

August 2, 2023

2

ONKAI INC.

Consolidated Balance Sheet

U.S. Dollars in thousands, except share data and per share data

		December 31,
	Notes	2022
Assets
Current assets
Cash and cash equivalents		$1,526
Other accounts receivable		50
Total current assets		1,576

Property and equipment, net		1
Total non-current assets		1

Total assets		$1,577

Liabilities and stockholders’ deficit

Current liabilities
Trade payables		$33
Other accounts payable		64
Total current liabilities		97

Non-current liabilities
Related parties	4	636
Convertible SAFE notes	3	$4,089
Total non-current liabilities		4,725

Commitments and contingencies	5

Stockholders’ deficit
Ordinary shares, par value USD 0.001 per share; Authorized 5,000,000 shares; Issued and
outstanding: 2,641,000 shares (**)	6	(*)
Additional paid-in capital		5
Accumulated deficit		(3,250)
Total stockholders’ deficit		(3,245)

Total liabilities and stockholders’ deficit		$1,577

(*) Represents amounts less than $1 thousand

**) Retroactively adjusted to reflect share split – see Note 6

Accompanying notes are an integral part of the consolidated financial statements.

3

ONKAI INC.

Consolidated Statement of Operations

U.S. Dollars in thousands

		Year ended December 31,
	Notes	2022
Research and development expenses	7	$905
Marketing expenses	8	183
General and administrative expenses	9	366
Total operating loss		1,454
Revaluation of convertible SAFE notes		305
Other finance expenses, net		18
Net loss		1,777

Accompanying notes are an integral part of the consolidated financial statements.

4

ONKAI INC.

Consolidated Statement of Changes in Stockholders’ Deficit

U.S. Dollars in thousands

				Additional		Total
	Ordinary shares (**)			paid-in	Accumulated	stockholders’
	Shares	Amount		capital	deficit	deficit
Balance - January 1, 2022	2,632,000	(*	)	2	(1,473)	(1,471)

Issuance of ordinary shares from exercise of stock options	9,000	(*	)	-	-	(* )

Stock-based compensation	-	-		3	-	3

Net loss	-	-		-	(1,777)	(1,777)

Balance - December 31, 2022	2,641,000	(*)		5	(3,250)	(3,245)

(*) Represents amounts less than $1 thousand

(**) Retroactively adjusted to reflect share split – see Note 6

Accompanying notes are an integral part of the consolidated financial statements.

5

ONKAI INC.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands

Year ended December 31,
2022
Cash flow from operating activities

Net loss	$(1,777)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	1
Revaluation of convertible SAFE notes	305
Stock-based compensation expense	3
Changes in operating assets and liabilities:

Increase in other accounts receivable	(29)
Increase in related parties	84
Increase in trade payables	-
Increase in other accounts payable	40
Net cash used in operating activities	(1,373)

Cash flow from financing activities
Proceeds from exercise of options	(* )
Proceeds from issuance of convertible SAFE notes	2,565
Net cash provided by financing activities	2,565
Increase in cash and cash equivalents	1,192
Cash and cash equivalents at the beginning of the year	334
Cash and cash equivalents at the end of the year	$1,526

(*) Represents amounts less than $1 thousand

6

ONKAI INC.

Notes to Consolidated Financial Statements

Note 1 – General

Onkai Inc. (the “Company”) was incorporated in Delaware, USA on July 30, 2019 and commenced operations on July 30, 2019.

The Company has a wholly-owned subsidiary, Onkai (Israel) Ltd., which was incorporated in Israel on April 4, 2021.

The Company is developing an AI-based platform to advance health equity for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Since its inception, the Company has devoted all of its effort to developing its AI-based platform and fund-raising activities.

The Company has incurred operating losses in each year since inception. The Company’s net loss for the year ended on December 31, 2022 was approximately $1.8 million. As of December 31, 2022, the Company had an accumulated deficit of $3.3 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations. The Company anticipates that it will continue to incur significant operating costs in connection with developing and marketing its AI platform.

The Company funded its research and development programs and operations to date primarily through issuance of simple agreement for future equity (“SAFE “) notes. As of December 31, 2022, the Company has issued SAFE notes in the amount of approximately $3.8 million.

Additional funding will be required to fund the Company’s operations and to complete the development of its digital platform and technology for its current development stage and any future commercialization, and to achieve a level of revenue adequate to support the Company’s cost structure.

As of December 31, 2022, the Company had cash and cash equivalents of approximately 1.5 million.

During June 2023, the Company raised $1.95 million from issuance of 730,815 preferred shares with a share price of $2.67. Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current development and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Onkai (Israel) Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

C.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

7

ONKAI INC.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

D.	Financial statement in U.S. dollars

The functional currency of the Company and its subsidiary is the U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate and expect to continue operating in the foreseeable future. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

E.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities of three months or less as of the date acquired.

F.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are deposited in major banks in Israel and the United States.

Management believes that the banks that hold the Company’s cash and cash equivalent are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents.

G.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Computer software and electronic equipment	15–33

H.	Severance pay

The employees of Onkai (Israel), Ltd. are covered under section 14 of the Severance Compensation Act, 1963 (“Section 14”) in Israel. According to Section 14, these employees are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Under the Severance Compensation Act, 1963, payments in accordance with Section 14 release the Company from any future severance payments to those employees. The aforementioned deposits are not recorded as an asset in the Company’s balance sheet. The monthly deposits to insurance companies made by the Company under Section 14 are charged to the consolidated statement of operations as and when the services are received from the Company’s employees.

8

ONKAI INC.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

I.	Accounting for stock-based compensation

The Company applies ASC 718, “Compensation – Stock Compensation” (“ASC 718”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options under the Company’s 2020 Incentive Stock Plan, based on estimated grant date fair values. The value of the portion of the stock options that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the stock options or restricted stock units granted.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price, volatility, and the expected option term. Expected stock price volatility was estimated based on volatility of the stock price of similar companies in the technology sector. The expected option term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected option term assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Changes in the determination of each of the inputs can affect the fair value of the stock options granted and the results of operations of the Company.

The fair value of ordinary shares underlying the stock options has been estimated by management with the assistance of a third-party valuation firm and approved by the Company’s board of directors. The fair value of the underlying ordinary shares will be determined by the board of directors for as long as the Company is not listed on an established stock exchange.

9

ONKAI INC.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

J.	Research and development expenses

Research and development expenses are charged to the consolidated statement of operations as incurred.

K.	Income taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2022 the Company had a full valuation allowance against deferred tax assets.

The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2022, no liability for unrecognized tax positions has been recognized.

10

ONKAI INC.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

L.	Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s convertible SAFE notes are measured at fair value at each reporting date and is classified within Level 2 of the fair value hierarchy.

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, trade payables and other accounts payables approximate their fair value due to the short-term maturity of these instruments.

M.	Convertible SAFE notes:

The Company has raised capital through the issuance of convertible SAFE notes that have characteristics of both liabilities and equity (refer to Note 3). The Company classifies such SAFE notes as either liability or equity based on the characteristics of their monetary value. The convertible SAFE notes classified as a liability are measured at fair value, in accordance with ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”.

N.	Accounting pronouncement recently adopted

In February 2016, the FASB issued ASU 2016-02 “Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For operating leases, the ASU requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The ASU retains the current accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee.

Effective January 1, 2022, the Company adopted the new lease accounting standard. The Company elected to apply the practical expedients permitted under the transition guidance within the new standard. As such, there was no impact on the Company’s financial statements as a result of adopting ASU 2016-02.

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards (“ASU 2021-07”). The practical expedient is effective prospectively for private companies for all qualifying awards granted or modified during fiscal years beginning on January 1, 2022. The adoption had no material impact on the consolidated financial statements for the year ended December 31, 2022.

O.	Accounting pronouncement not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The ASU will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its financial statements and related disclosures.

11

ONKAI INC.

Notes to Consolidated Financial Statements

Note 3: Convertible SAFE Notes

During 2020, 2021 and 2022, the Company issued convertible SAFE notes for total proceeds of $3.8 million. On June 19, 2023, the SAFE notes were converted into 1,744,400 preferred shares in accordance with the terms of the SAFE agreements.

The terms of the convertible SAFE notes provide that in the event of an equity financing before the termination of the SAFE, the SAFE notes will automatically convert into the most senior class of shares in the equity financing at a conversion price equal to between 15%-25%, as detailed in each SAFE agreement, on the price of the senior share class issued in the aforementioned equity financing. If the Company experiences a liquidity or dissolution event, as defined, the SAFE Agreement requires repayment in cash legally available for distribution based on the original investment.

The SAFE notes were classified as a liability and are measured at fair value, pursuant to ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”. The fair value was determined based on the fixed monetary amount of the variable number of shares to be issued upon automatic conversion of the SAFE notes, as represented by a fixed discount on the Company’s share value in an equity financing event that triggers automatic conversion. The significant input used in the fair value measurement was the SAFE notes’ par value, as it represents the fixed monetary value of the variable number of shares to be issued upon automatic conversion of the SAFE notes in an equity financing. As the SAFE notes’ par value is an observable input, the notes’ fair value is classified as a level 2.

The following table presents changes in the fair value of the convertible SAFE notes:

Balance as of January 1, 2022	$1,219

Issuance of convertible SAFE notes	2,565
Revaluation of convertible SAFE notes	305

Balance as of December 31, 2022	$4,089

12

ONKAI INC.

Notes to Consolidated Financial Statements

Note 4 – Related Parties

1.	As of December 31, 2022, the Company had a related party payable in the amount of approximately $0.3 million pursuant to a service agreement with its officers and directors. In connection with the service agreement, the Company recorded salary expenses and directors’ fee to its related parties in the amount of $0.2 million for the year ended December 31, 2022.

In May 2023, the Company entered into a share purchase and service agreement with Galmed Pharmaceuticals Ltd.. In connection with the aforementioned agreement, the amounts due with respect to the share purchase and service agreement with the Company’s officers and directors will be paid only upon the occurrence of: (1) generating revenues of at least $5 million; (2) an equity financing of at least $10 million, or (3) a deemed liquidation event, as defined in the agreement.

2.	In August 2019, an asset purchase agreement was signed between the Company and Kecana Artificial Intelligence Ltd. (“Kecana”), a company controlled by the Onkai’s officers. In connection with the asset purchase agreement, Onkai assumed certain debts owed by Kecana to officers of Onkai. a related party payable in the amount of approximately $0.3 million is outstanding as of December 31, 2022 with respect to the debts assumed by the Company.

Note 5 – Commitments and Contingencies

Please refer to Note 4 with respect to the Company’s commitments and contingencies.

13

ONKAI INC.

Notes to Consolidated Financial Statements

Note 6 – Shareholders’ Deficit

A.	Ordinary shares

Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

B.	Preferred Stocks

Dividends

The holders of shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 5.00% of the Original Issue Price (as defined in the Company’s Amended and Restated Certificate of Incorporation (“COI”)) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Ordinary Shares payable in shares of Ordinary Shares).

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, before any payment shall be made to the holders of Ordinary Shares by reason of their ownership thereof, an amount per share equal to the greater of (i) one time the applicable Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been paid had all shares of such series of Preferred Stock been converted into Ordinary Shares immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

Voting

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Ordinary Shares into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Election of Directors

The holders of record of a majority of the shares of Preferred Stock then outstanding, shall be entitled to elect one (1) director of the Company and the holders of record of the shares of Ordinary shares, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Company.

Preferred Stock Protective Provisions

The COI contains protective provisions which require the written consent or affirmative vote of the Requisite Holders (as defined in the COI).

Optional Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Ordinary Shares as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable Conversion Price (as defined in the COI) for such series of Preferred Stock in effect at the time of conversion.

Adjustment of Conversion Price Upon Issuance of Additional Shares of Ordinary shares

In the event the Company shall at any time after the Original Issue Date (as defined in the COI) issue Additional Shares of Ordinary shares (as defined in the COI), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price determined in accordance with the formula provided in the COI.

14

ONKAI INC.

Notes to Consolidated Financial Statements

Note 6 – Shareholders’ Deficit (Cont.)

On April 25, 2023 the Company completed a stock split of all its ordinary and preferred shares. As a result of the stock split, the following changes have occurred (i) every one shares of ordinary and preferred shares have been split into one thousand shares of ordinary and preferred shares respectively; (ii) the number of shares of ordinary shares underlying each ordinary shares option or ordinary shares warrant have been proportionately increased on a 1-for-1000 basis, and the exercise price of each such outstanding shares option and warrant has been proportionately decreased on a 1-for-1000 basis. Accordingly, all option numbers, share numbers, share prices, and exercise prices have been adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 1-for-1000 stock split. All the share numbers and share prices have been adjusted retroactively within these financial statements to reflect the stock split.

During June 2023, the Company raised $1.95 million in exchange for 730,815 preferred shares at a share price of $2.67 per share.

In connection with the equity financing round, the Company issued 1,744,400 preferred shares upon the conversion of SAFE notes (see Note 3) in the amount of $3.8 million.

15

ONKAI INC.

Notes to Consolidated Financial Statements

Note 6 – Shareholders’ Deficit (Cont.)

C. Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2020 Incentive Stock Incentive Plan (the “2020 Plan”). The 2020 Plan, which was adopted by the Board on July 30, 2020, provides for the grant of restricted stocks, options to purchase ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2020 Plan provides for such equity-based compensation under various and different tax regimes. As of December 31, 2022, a total of 36,000 stock options are reserved for issuance under the 2020 Plan.

A summary of the status of the Company’s 2020 Plan as of December 31, 2022 and changes during the year then ended are presented below:

	2022
		Weighted
	Number of	average
	share	exercise
	Options	price
Options outstanding as of January 1, 2022 (*)	$551,000	0.33
Granted	72,000	0.83
Forfeited	(65,000)	0.81
Exercised	(9,000)	0.83
Outstanding as of December 31, 2022	549,000	0.35
Options exercisable as of December 31, 2022	$334,000	0.25

(**) Retroactively adjusted to reflect share split – see Note 6

The fair value of the Company’s stock options granted for the year ended December 31, 2022 was estimated using the Black-Scholes option pricing model using the following assumptions:

-	fair value of ordinary share- $0.041-0.097

-	dividend yield of 0.00%.

-	risk-free interest rate of 0.23%-4.01%.

-	an expected life of 4 years.

-	and a volatility rate of 46.6%-51.9%.

As of December 31, 2022, the weighted-average remaining contractual term of the outstanding stock options is 8.3.

The weighted average grant date fair value of the options granted during the year ended December 31, 2022 was $0.05 thousand per option.

The unrecognized share-based compensation expense on stock options expected to vest as of December 31, 2022, is approximately $3 thousand, and is expected to be recognized over a weighted-average period of approximately 2 years.

For the year ended December 31, 2022, the Company recorded share-based compensation expenses of $3 thousand.

During 2020 and 2021, the Company issued a total of 72,000 RSUs. Upon vesting, each RSU will be settled by issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2022, all issued RSU’s are outstanding. For the year ended December 31, 2022, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $11 thousand. All of the above-mentioned stock-based compensation expenses are recorded under general and administrative expenses for the year ended December 31, 2022. The unrecognized compensation expense is approximately $0.05 thousand which is expected to be recognized over a weighted-average period of approximately 2 years.

16

ONKAI INC.

Notes to Consolidated Financial Statements

Note 7 – Research and Development Expenses

	Year ended December 31, 2022
	(in thousands)
Salaries	340
Share based compensation	(*	)
Software development	247
Professional services	318
	905

(*) Represents amounts less than $1 thousand

Note 8 – Marketing Expenses

Year ended December 31, 2022
(in thousands)
Salaries	19
Share based compensation	3
Professional services	42
Consulting expenses	119
183

Note 9 – General and Administrative Expenses

	Year ended December 31, 2022
	(in thousands)
Depreciation	1
Share based compensation	(*	)
Professional services	329
Other	36
	366

(*) Represents amounts less than $1 thousand

17

ONKAI INC.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes

The Company is subject to income taxes under the Israeli and U.S. tax laws:

Corporate tax rates

The Company is subject to U.S. federal tax rate of 21% for the year ended December 31, 2022.

The Company has not been audited by the Internal Revenue Service since its incorporation.

As of December 31, 2022, the Company has generated accumulated net operating losses in the U.S. of approximately $2.6 million. Net operating losses in the United States are available through 2035. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of. The annual limitation may result in the expiration of net operating losses before utilization.

Onkai (Israel) Ltd. is subject to Israeli corporate tax rate of 23% for the year ended December 31, 2022. Onkai (Israel) Ltd. has not received a final tax assessment since its incorporation.

As of December 31, 2022, Onkai (Israel) Ltd. has generated accumulated net operating losses in Israel of approximately $0.6 million which may be carried forward and offset against taxable income in the future for an indefinite period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2022, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $3.2 million. The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

The components of loss before income taxes consisted of the following (in thousands):

Year Ended December 31, 2022

U.S.A	$1,682
Israel	95
$1,777

18

ONKAI INC.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes (Cont.)

A reconciliation of the Company’s actual tax expense to the Company’s theoretical statutory tax benefit is as follows:

Year ended December 31,
2022
(in thousands)
Loss before taxes on income
$1,777

Statutory tax rate	21%

Theoretical tax benefit	373

Losses and other items for which a valuation allowance was provided or benefit
from loss carry forwards	(373)

Actual tax expense	$0

Note 11 - Subsequent events:

The Company evaluated subsequent events through the issuance date of the financial statements on August 2, 2023.

1.	For information regarding the share split effected on April 26, 2023, see Note 6.

2.	For information regarding the conversion of convertible SAFE notes and issuance of preferred shares during June 2023, see Note 6.

19